UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

VIVOS THERAPEUTICS, INC.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

92859E108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 92859E108

1.	Name of Reporting Persons Coronado V Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 1,749,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,749,000 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,749,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 9.6%(1)
12.	Type of Reporting Person (See Instructions) OO

(1) See Item 4.

CUSIP 92859E108

1.	Names of Reporting Persons R. Kirk Huntsman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 2,083,834 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,083,834 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,083,834 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 11.5%(1)
12.	Type of Reporting Person (See Instructions) IN

(1) See Item 4.

Item 1(a).	Name of Issuer

Vivos Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

9137 Ridgeline Boulevard, Suite 135

Highlands Ranch, Colorado 80129

Item 2(a).	Names of Persons Filing

Coronado V Partners, LLC and R. Kirk Huntsman (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

9137 Ridgeline Boulevard, Suite 135

Highlands Ranch, Colorado 80129

Item 2(c).	Citizenship

Coronado V Partners, LLC is a Wyoming limited liability company. R. Kirk Huntsman is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Common stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

92859E108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[ ]	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

[ ]	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

[ ]	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

[ ]	(d) Investment company registered under Section 8 of the Investment Company Act.

[ ]	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

[ ]	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

[ ]	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

[ ]	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

[ ]	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

[ ]	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-10 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, Coronado V Partners, LLC and R. Kirk Huntsman may be deemed to beneficially own 1,749,000 shares and 2,083,834 shares, respectively, of the Issuer’s common stock, representing 9.6% and 11.5%, respectively, of the total shares of common stock issued and outstanding.

The percentages of the shares of common stock held by the Reporting Persons are based on 18,191,675 shares of common stock issued and outstanding as of December 14, 2020 as reported in the Issuer’s prospectus (File No. 333-249412) filed with the Securities and Exchange Commission on December 14, 2020.

Coronado V Partners, LLC is the record holder of 1,749,000 shares of common stock. R. Kirk Huntsman is the record holder of 334,834 shares of common stock. R. Kirk Huntsman is the president of Coronado V Partners, LLC and has voting and investment discretion with respect to the common stock held of record by Coronado V Partners, LLC. As such, Mr. Huntsman may be deemed to have beneficial ownership of the securities held of record by Coronado V Partners, LLC. The 334,834 shares held of record by Mr. Huntsman include 333,334 shares which may be purchased by exercising an option to purchase such shares, which option is presently exercisable.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

Coronado V Partners, LLC

By:	/s/ R. Kirk Huntsman
Name:	R. Kirk Huntsman
Title:	President

/s/ R. Kirk Huntsman
R. Kirk Huntsman